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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

         --------------------------------------------------------------
                            HILL INTERNATIONAL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   431466 10 1
                                 (CUSIP Number)
         -------------------------------------------------------------
                                Irvin E. Richter
                          c/o Hill International, Inc.
                              303 Lippincott Centre
                                Marlton, NJ 08053
                                 (856) 810-6200

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
        ---------------------------------------------------------------

                                  June 28, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 431466 10 1

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Irvin E. Richter

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) |X|

      (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

      7,724,271

8     SHARED VOTING POWER

      5,813,923(1)

9     SOLE DISPOSITIVE POWER

      7,724,271

-----------------
(1) For purposes of Section 13(d), Irvin E. Richter may be deemed to beneficially own an aggregate of 13,538,194 shares of common stock of the issuer consisting of (a) 7,724,271 shares of common stock held by Mr. Richter directly,
(b) 3,365,407 shares of common stock held by David L. Richter, (c) 1,931,067 shares of common stock held by Brady H. Richter, and (d) 517,449 shares of common stock held by Stuart S. Richter. Each of Messrs. Irvin E. Richter, David
L. Richter and Stuart S. Richter is an executive officer of the Issuer. David L. Richter and Brady H. Richter are the sons of Irvin E. Richter. Stuart S. Richter is a brother of Irving H. E. Richter. Mr. Irvin E. Richter disclaims beneficial ownership of any shares of common stock held by Messrs. David L. Richter, Brady
H. Richter and Stuart S. Richter.

10    SHARED DISPOSITIVE POWER

      5,813,923 (see footnote one)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,538,194 (see footnote one)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.4%

14    TYPE OF REPORTING PERSON

      IN

CUSIP NO. 431466 10 1

1. NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      David L. Richter

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) |X|

      (b) |_|

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER

      3,365,407

8.    SHARED VOTING POWER

      10,172,787(2)

9.    SOLE DISPOSITIVE POWER

      3,365,407

----------------------
(2) For purposes of Section 13(d), David L. Richter may be deemed to beneficially own an aggregate of 13,538,194 shares of common stock of the issuer consisting of (a) 3,365,407 shares of common stock held by Mr. Richter directly,
(b) 7,724,271 shares of common stock held by Irvin E. Richter, (c) 1,931,067 shares of common stock held by Brady H. Richter, and (d) 517,449 shares of common stock held by Stuart S. Richter. Each of Messrs. Irvin E. Richter, David
L. Richter and Stuart S. Richter is an executive officer of the Issuer. David L. Richter is the brother of Brady H. Richter and the son of Irvin E. Richter. Stuart S. Richter is a brother of Irving H. Richter. Mr. David L. Richter disclaims beneficial ownership of any shares of common stock held by Messrs. Irvin E. Richter, Brady H. Richter and Stuart S. Richter.

10.   SHARED DISPOSITIVE POWER

      10,172,787 (see footnote two)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,538,194 (see footnote two)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.4%

14.   TYPE OF REPORTING PERSON

      IN

CUSIP NO. 431466 10 1

1. NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Brady H. Richter

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) |X|

      (b) |_|

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER

      1,931,067

8.    SHARED VOTING POWER

      11,607,127(3)

9.    SOLE DISPOSITIVE POWER

      1,931,067

------------
(3) For purposes of Section 13(d), Brady H. Richter may be deemed to beneficially own an aggregate of 13,538,194 shares of common stock of the issuer consisting of (a) 1,931,067 shares of common stock held by Mr. Richter directly,
(b) 3,365,407 shares of common stock held by David L. Richter, (c) 7,724,271 shares of common stock held by Irvin E. Richter, and (d) 517,449 shares of common stock held by Stuart S. Richter. Each of Messrs. Irvin E. Richter, David
L. Richter and Stuart S. Richter is an executive officer of the Issuer. Brady H. Richter is the brother of David L. Richter and is the son of Irvin E. Richter. Stuart S. Richter is a brother of Irving H. Richter. Mr. Brady H. Richter disclaims beneficial ownership of any shares of common stock held by Messrs. David L. Richter, Irvin E. Richter and Stuart S. Richter.

10.   SHARED DISPOSITIVE POWER

      11,607,127 (see footnote three)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,538,194 (see footnote three)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.4%

14.   TYPE OF REPORTING PERSON

      IN

CUSIP NO. 431466 10 1

1. NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Stuart S. Richter

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) |X|

      (b) |_|

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER

      517,449

8.    SHARED VOTING POWER

      13,020,745(4)

9.    SOLE DISPOSITIVE POWER

      517,449

------------
(4) For purposes of Section 13(d), Stuart S. Richter may be deemed to beneficially own an aggregate of 13,538,194 shares of common stock of the issuer consisting of (a) 517,449 shares of common stock held by Mr. Richter directly,
(b) 3,365,407 shares of common stock held by David L. Richter, (c) 1,931,067 shares of common stock held by Brady H. Richter, and (d) 7,724,271 shares of common stock held by Irvin E. Richter. Each of Messrs. Irvin E. Richter, David
L. Richter and Stuart S. Richter is an executive  officer of the Issuer.  Stuart
S. Richter is a brother of Irving H. Richter, and he is the uncle of David L. and Brady H. Richter. Mr. Stuart S. Richter disclaims beneficial ownership of any shares of common stock held by Messrs. Irvin E. Richter, Brady H. Richter and David L. Richter.

10.   SHARED DISPOSITIVE POWER

      13,020,745 (see footnote four)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,538,194 (see footnote four)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.4%

14.   TYPE OF REPORTING PERSON

      IN

Item 1. Security and Issuer.

      The securities to which this statement relates are shares of common stock, par value $.0001 per share (the "Common Stock"), of Hill International, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 303 Lippincott Centre, Marlton, New Jersey 08053.

Item 2. Identity and Background.

      This Schedule 13D is filed by Messrs. Irvin E. Richter, David L. Richter, Brady H. Richter and Stuart S. Richter (collectively, the "Filers"). The business address of the filers is Hill International, Inc., 303 Lippincott Centre, Marlton, New Jersey 08053. Irvin E. Richter is the chairman and chief executive officer of the Issuer. David L. Richter is the president and chief operating officer of the issuer. Stuart S. Richter is a senior vice president of the issuer. Irvin E. Richter and David Richter are directors of the Issuer. Each of the reporting persons is a citizen of the United States.

      During the last five years none of the individuals filing this Schedule 13D have been (1) convicted in a criminal proceeding or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Each of the filers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      On June 28, 2006, in a private placement transaction and pursuant to the Agreement and Plan of Merger, by and among Hill International, Inc., Arpeggio Acquisition Corporation and Messrs. Irvin E. Richter, David L. Richter and Brady
H. Richter (the "Merger Agreement"), the Filers acquired their shares of the Issuer in exchange for their shares of Hill International, Inc. a Delaware corporation ("Old Hill"). Pursuant to the Merger Agreement, Old Hill merged with Arpeggio Acquisition Corporation, and Arpeggio Acquisition Corporation was the surviving company of the merger. Immediately upon consummation of the merger Arpeggio Acquisition Corporation changed its name to Hill International, Inc. ("New Hill"). The shares of common stock of New Hill owned by the Filers were acquired pursuant to the merger transaction in exchange for their shares of Old Hill, including shares of Old Hill which were acquired upon the exercise of options. The shares of common stock and options for the common stock of Old Hill which the Filers owned prior to the merger were acquired as consideration for services rendered to Old Hill, including as consideration for founding and establishing Old Hill.

Item 4. Purpose of Transaction.

      The Filers acquired the shares of common stock of the Issuer for investment purposes. The Filers may in the future purchase additional shares in the open market or in privately negotiated transactions. The Filers may in the future be awarded stock or options to purchase stock of the Issuer pursuant to the Issuer's Employee Stock Option Plan of 2006. As a result of the merger transaction and consistent with the terms and provisions of the Merger Agreement, all of the officers of the Arpeggio Acquisition Corporation and all of its directors (other than Eric S. Rosenfeld and Arnaud Ajdler) resigned on June 28, 2006. Messrs. Irvin E. Richter, David L. Richter, Brian W. Clymer, William J. Doyle and Alan S. Fellheimer were appointed as directors of the Issuer. In addition, Mr. Irvin E. Richter was appointed as Chairman of the Board and Chief Executive Officer of the Issuer, Mr. David L. Richter was appointed President and Chief Operating Officer, Mr. Raouf S. Ghali was appointed President, Project Management Group (International), Mr. Frederic Z. Samelian was appointed as President, Construction Claims Group, Mr. Ronald F. Emma was appointed Senior Vice President of Finance and Mr. Stuart S. Richter was appointed Senior Vice President. Reference is made to the disclosure in the Definitive Proxy Statement (No. 000-50781) filed by the Issuer with the SEC, dated June 5, 2006 in the section entitled "Directors and Executive Officers of Arpeggio Following the Merger" beginning on page 112, which section is incorporated herein by reference.

      Concurrently with the closing of the merger, Messer Irvin E. Richter, David L. Richter and Brady H. Richter, on the one hand, and Mr. Eric Rosenfeld and Mr. Arnaud Ajdler, on the other hand, who collectively beneficially own together approximately 69% of the outstanding stock of the Issuer, entered into a voting agreement dated as of June 28, 2006. The voting agreement requires that each individual member of the two groups of signatories to the voting agreement vote for the designees of the other group as our directors of Hill until immediately following the election at the annual meeting of shareholders that will be held in 2007. The voting agreement is incorporated by reference as
Exhibit 7.2 to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) As of June 28, 2006 the Filers beneficially and directly owned 13,538,194 shares of common stock consisting of 7,724,271 shares of common stock owned by Irvin L. Richter, 3,365,407 shares of common stock owned by David L. Richter, 1,931,067 shares of common stock owned by Brady H. Richter and 517,449 shares of common stock owned by Stuart S. Richter. Each individual Filer has sole power to vote and to dispose of the shares which he owns. In addition, each Filer may be deemed to share the power to vote and dispose of those shares owned by each of the other three Filers.

      (c): None.

      (d): No person other than the Filers has the right to receive or the power to direct receipt of dividends, or the proceeds from the sale of the Common Stock of the Issuer.

      (e): Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Messrs. Irvin E. Richter, David L. Richter and Brady H. Richter are parties to Lock-up Agreements with Issuer pursuant to which each of them has agreed that they will not sell or otherwise transfer any of the shares of common stock of the issuer acquired by them in the merger until December 31, 2007, subject to certain exceptions, including the right to use their shares to secure margin loans not to exceed 20% of the value of the shares at the time that the loans are made.

      Messrs. David L. Richter, Irvin E. Richter and Brady H. Richter have entered into a voting agreement with Messrs. Eric Rosenfeld and Arnaud Ajdler, which agreement requires that the Richter signatories to the voting agreement agree to vote for the designees of Messrs. Rosenfeld and Ajdler as Directors of the Issuer and that Messrs. Rosenfeld and Ajdler agree to vote for the designees of the Richter signatories to the voting agreement, in both cases until immediately following the election that will be held at the annual meeting of shareholders of the Issuer in 2007. The voting agreement is incorporated by reference as Exhibit 7.2 to this Schedule 13D.

      The Filers, together with other stockholders of Old Hill who have received shares of the Issuer in the merger have agreed, pursuant to the Agreement and Plan of Merger, to deposit 12% of their shares of the common stock of the Issuer into escrow. The shares are in escrow to secure any indemnification claims by the Issuer. Claims for indemnification may be asserted by the Issuer once damages exceed $500,000 and are indemnifiable to the extent that damages exceed that amount. However, claims with respect to taxes and certain other matters are not subject to such threshold. Shares still in escrow on December 30, 2010, will be released on the next business day even if claims to which they relate are not then resolved. The Escrow Agreement was attached as Annex F to the Definitive Proxy Statement filed by the Issuer on June 6, 2007 and is incorporated herein by reference.

Item 7.           Materials to be Filed as Exhibits

    Exhibit 7.1 - Form of Escrow Agreement (included as Annex F of the Definitive Proxy Statement (No. 000-50781), dated June 5, 2006 and incorporated by reference herein).

    Exhibit 7.2 - Form of Voting Agreement (included as Annex E of the Definitive Proxy Statement (No. 000-50781), dated June 5, 2006 and incorporated by reference herein).

    Exhibit 7.3 - Agreement and Plan of Merger dated December 5, 2005, by and among Arpeggio Acquisition Corporation, Hill International, Inc. and then stockholders of Hill International, Inc., dated June 5, 2006, as amended (included as Annex A of the Definitive Proxy Statement (No. 000-50781) filed with the SEC and incorporated by reference herein).

                                    SIGNATURE
                           --------------------------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2006                   By:

                                                   /s/ Irvin E. Richter
                                       -----------------------------------------
                                                       Irvin E. Richter

                                       By:

                                                   /s/ David Richter
                                       -----------------------------------------
                                                       David Richter

                                       By:

                                                   /s/ Brady H. Richter
                                       -----------------------------------------
                                                       Brady H. Richter

                                       By:

                                                   /s/ Stuart S. Richter
                                       -----------------------------------------
                                                       Stuart S. Richter

                                INDEX TO EXHIBITS

    Exhibit 7.1 - Form of Escrow Agreement (included as Annex F of the Definitive Proxy Statement (No. 000-50781), dated June 5, 2006 and incorporated by reference herein).

    Exhibit 7.2 - Form of Voting Agreement (included as Annex E of the Definitive Proxy Statement (No. 000-50781), dated June 5, 2006 and incorporated by reference herein).

    Exhibit 7.3 - Agreement and Plan of Merger dated December 5, 2005, by and among Arpeggio Acquisition Corporation, Hill International, Inc. and then stockholders of Hill International, Inc., dated June 5, 2006, as amended (included as Annex A of the Definitive Proxy Statement (No. 000-50781) filed with the SEC and incorporated by reference herein).